EXHIBIT 12(xx)

PURCHASE AGREEMENT

BlackRock FundsSM (the “Fund”), a Massachusetts business trust, and BlackRock Holdco 2, Inc. (“Holdco 2”), a Delaware corporation, hereby agree as follows:

1. The Fund hereby offers Holdco 2 and Holdco 2 hereby purchases one share of each of the Investor A, Institutional and Class K classes of shares of the Fund’s BlackRock Short-Term Inflation-Protected Securities Index Fund (the “Shares”) for $10 per Share. The Fund hereby acknowledges receipt from Holdco 2 of funds in full payment for the foregoing Shares.

2. Holdco 2 represents and warrants to the Fund that the foregoing Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3. “BlackRock FundsSM” and “Trustees of BlackRock FundsSM” refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated December 22, 1988, as amended from time to time, which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Fund. The obligations of “BlackRock FundsSM” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Fund personally, but bind only the Trust Property (as defined in the Declaration of Trust), and all persons dealing with any class of shares of the Fund must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Fund.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the      day of             , 2016.

BLACKROCK FUNDSSM

By:
Name:
Title:

BLACKROCK HOLDCO 2, INC.

By:
Name:
Title: